Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the nine
months ended
(dollars in thousands)	September 30, 2012
Income before income from unconsolidated entities, income taxes, discontinued operations and noncontrolling interest	$185,436

Interest expense
Senior notes payable and other debt	217,475
Distributions from unconsolidated entities	5,656
Earnings	$408,567
Interest
Senior notes payable and other debt expense	$217,475
Interest capitalized	1,509
Fixed charges	$218,984

Ratio of Earnings to Fixed Charges	1.87